UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

CKX, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

 (Title of Class of Securities)

12562M106

 (CUSIP Number of Class of Securities)

with a copy to:
Robert F.X. Sillerman	Howard J. Tytel
c/o CKX, Inc.	CKX, Inc.
650 Madison Avenue, 16th Floor	650 Madison Avenue, 16th Floor
New York, New York 10022	New York, New York 10022
Tel. No.: (212) 838-3100	Tel. No.: (212) 838-3100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 27, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 2 of 18

1. NAME OF REPORTING PERSON: ROBERT F.X. SILLERMAN
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7. SOLE VOTING POWER
SHARES	26,816,269 (see Item 5)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	5,048,209(1) (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	26,816,269 (see Item 5)
WITH	10. SHARED DISPOSITIVE POWER
5,048,209 (1) (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,864,478(2)(3)(4)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.21% OF COMMON STOCK(3)
14. TYPE OF REPORTING PERSON
IN

(1) Includes (i) 1,000,000 shares of common stock, $0.01 par value per share, of CKX, Inc. (“Common Stock”) owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants, and (iii) 1,491,817 shares of

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 3 of 18

Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement, incorporated herein by reference and attached hereto as Exhibit 21, entered into by Parent (defined in the Introductory Note below) and The Promenade Trust (“Promenade”), the sole beneficiary of which is Lisa Marie Presley.  Promenade is the holder of all of the outstanding shares of CKX’s Series B Convertible Preferred Stock.

(2) Includes (i) 26,816,269 shares of Common Stock owned of record by Mr. Sillerman, (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants, and (iii) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.

(3) Does not include 3,000,000 shares of Common Stock owned of record by the Tomorrow Foundation, a charity founded by Robert F.X. Mr. Sillerman and Laura Baudo Sillerman of which Mr. Sillerman is one of three directors.

(4) Based on 97,430,979 shares of Common Stock of CKX, Inc. outstanding on May 8, 2008 and 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 4 of 18

1. NAME OF REPORTING PERSON: SILLERMAN CAPITAL HOLDINGS, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	-0-
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	2,556,392 (see Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	-0-
WITH	10. SHARED DISPOSITIVE POWER
2,556,392 (see Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,556,392
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.62% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
PN

(1)  Based on 97,430,979 shares of Common Stock of CKX, Inc. outstanding on May 8, 2008.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 5 of 18

1. NAME OF REPORTING PERSON: SIMON FULLER
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS
BK, OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM
NUMBER OF	7. SOLE VOTING POWER
SHARES	1,707,315 (see Item 5)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	1,491,817
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	1,707,315 (see Item 5)
WITH	10. SHARED DISPOSITIVE POWER
1,491,817
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,199,132(1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.23% OF COMMON STOCK(2)
14. TYPE OF REPORTING PERSON
PN
(1) Includes (i) 1,707,315 shares of Common Stock held directly by Mr. Fuller, and (ii) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 6 of 18

(2) Based on 97,430,979 shares of Common Stock of CKX, Inc. outstanding on May 8, 2008 and 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 7 of 18

1. NAME OF REPORTING PERSON: 19X, INC.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS
AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF	7. SOLE VOTING POWER
SHARES	1,491,817(1)
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	0
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	1,491,817(1)
WITH	10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,491,817
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.53% OF COMMON STOCK(2)
14. TYPE OF REPORTING PERSON
CO

(1) Does not include the contributions of stock by Robert F.X. Sillerman and Simon Fuller to 19X, Inc. pursuant to an agreement (the “Sillerman-Fuller Agreement”) among Sillerman, Fuller and Parent, as defined below, incorporated herein by reference and attached hereto as Exhibit 22, pursuant to which certain arrangements between Sillerman, Fuller and Parent were set forth, such contributions of

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 8 of 18

which are contributable immediately prior to the effective time of the Merger, defined below.

(2) Based on 97,430,979 shares of Common Stock of CKX, Inc. outstanding on May 8, 2008.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 9 of 18

1. NAME OF REPORTING PERSON: THE TOMORROW FOUNDATION
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS
AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK
NUMBER OF	7. SOLE VOTING POWER
SHARES	3,000,000
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	0
EACH REPORTING	9. SOLE DISPOSITIVE POWER
PERSON	3,000,000
WITH	10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.08% OF COMMON STOCK(1)
14. TYPE OF REPORTING PERSON
OO
(1) Based on 97,430,979 shares of Common Stock of CKX, Inc. outstanding on May 8, 2008.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 10 of 18

SCHEDULE 13D/A

Introductory Note

This Amendment No. 6 (this “Statement”) amends the Schedule 13D originally filed by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company,” “CKX” or “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”) and Amendment No. 1 to the Original 13D filed by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson, on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”), Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”), on July 23, 2007 (“Amendment No. 4”) and Amendment No. 5 to the Original 13D filed by Sillerman, the Partnership, Capital Holdings, Fuller, Parent and Tomorrow on November 20, 2007 (“Amendment No. 5”).  Sillerman, Capital Holdings, Fuller, the Parent and Tomorrow are collectively herein referred to as the “Reporting Persons”.  The Reporting Persons are jointly filing this Statement.  Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 shall remain unchanged.

The information contained in this Statement is not an offer to sell any Company securities and the Company is not soliciting an offer to buy any Company securities. Any such company securities offered will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Amendment No. 5 is hereby amended and supplemented with the following disclosure:

On November 8, 2007, the Company announced that the special committee of its Board of Directors (the “Special Committee”) had confirmed that the Parent had delivered fully executed financing letters which contain a combination of commitments to provide and to use commercially reasonable efforts to arrange financing in amounts which, when combined with equity to be issued in exchange for securities of the Parent, would be sufficient to pay the full merger consideration for the Company’s outstanding common stock and preferred stock (and all other cash amounts payable pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 1, 2007, as amended August 1, 2007, September 27, 2007, January 23, 2008 and May 27, 2008, among the Company, the Parent (which is currently owned by Sillerman and Fuller), and 19X Acquisition Corp. (“Merger Sub”) and the proposed merger contemplated thereby (the “Merger”)), and all of the related fees and expenses payable by the Parent (or the Company after the closing of the Merger).  On May 12, 2008, the Parent delivered to CKX fully executed letters extending the outside deadline under the financing letters to September 30, 2008.  The financing letters provide a combination of commitments for, and arrangements to provide:

•
$200,000,000 of common equity investments by Sillerman and Fuller (together, the “Founders”), existing stockholders of the Company, members of the Company’s management or their respective controlled affiliates and other investors;

•	$50,000,000 of preferred equity investments by Credit Suisse Management LLC or other investors;

•	other preferred equity investments by other investors intended to be identified by the Founders and other investment banks;

•
a first priority senior secured 5-year term loan facility in an aggregate principal amount of up to the lesser of four times pro forma EBITDA for the preceding four fiscal quarters and $400,000,000, a first priority senior secured 4½-year revolving credit facility in an aggregate principal amount of up to $50,000,000, and a second priority senior secured term loan facility in an aggregate principal amount of up to the lesser of two times pro forma EBITDA for the preceding four fiscal quarters and $200,000,000, provided, however, that the arrangers are entitled to change the amount of overall debt provided, including, without limitation, by allocating amounts between the first lien and second lien facilities and/or restructuring all or any of the second lien facility as unsecured and/or subordinated loans or notes and/or by substituting other debt or mezzanine securities of the Parent for a portion of the debt facilities, provided further that the aggregate amount of the first lien and second lien facilities shall not be less than $300,000,000; and

•	$200,000,000 of subordinated unsecured notes or senior preferred stock investments by Sillerman and The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 11 of 18

The debt and equity financing described above has not been placed and is subject to a number of conditions precedent, including “market outs” as well as completion of the transaction on the terms and based on the financing structure described in the letters as delivered, which did not contemplate the May 27, 2008 revisions to the Merger Agreement described elsewhere herein. Since the date on which the above-listed financing letters and commitments were delivered, there has been a substantial disruption in the capital markets, particularly with respect to the availability of debt financing for buy-out transactions. Due to this market disruption, as well as feedback from the Parent’s equity capital raising efforts, the Parent and its financing sources have had to reconsider the structure of the financing for the transaction, including, without limitation, the relative mix of equity and debt financing, pricing and other terms, based on availability. As a result of the disruptions in the financing markets, the May 27, 2008 revisions to the Merger Agreement described elsewhere herein, as well as the changes to the overall financing structure being considered by the Parent, it is highly unlikely that the Parent will be able to satisfy the conditions set forth in the commitments of the financing sources set forth above to provide a portion of the debt and equity needed to finance the Merger and it is highly likely that the ultimate financing structure, if any, will contain different terms than those described above. However, the Parent has been in active dialogue with the lenders who provided the aforementioned original debt commitments and the investment banks who provided equity commitments and engagements described above, and continues to believe that debt and equity financing will be available in amounts and on terms sufficient to consummate the transaction. In furtherance of this continued dialogue and evidencing the intention of the parties to work towards an agreeable debt and equity financing package, the debt and equity financing sources delivered extension letters with respect to the original commitments and engagements on May 12, 2008.  Notwithstanding the continued discussions with the financing sources and the delivery of the extension letters referenced above, there can be no assurance that the Parent will reach agreement with financing sources on acceptable terms and in amounts sufficient to consummate the transaction.

Completion of the Merger is not conditioned upon the Parent receiving financing, however, the Merger Agreement, as amended, does provide that if the Merger Agreement is terminated due to, among other things, the failure by the Parent to obtain, accept or effect the necessary financing by October 31, 2008, the Parent must pay to the Company a termination fee of $37,500,000. Up to $37,000,000 of this termination fee is payable at the option of the Parent in common stock of CKX valued at a price of $11.08 per share. The remaining $500,000 must be paid in cash.  Sillerman has guaranteed the payment by the Parent of the termination fee described above.

The Merger Agreement provides that Parent and Merger Sub shall use all commercially reasonable efforts to obtain the required debt and equity financing.

ITEM 4.                      PURPOSE OF THE TRANSACTION

Item 4 of Amendment No. 4 is hereby amended and supplemented with the following disclosure:

On May 27, 2008 the Company, the Parent and Merger Sub entered into Amendment No. 4 to the Merger Agreement (the “Fourth Amendment”).

Under the terms of the Fourth Amendment:

The cash purchase price to be paid by Merger Sub to the CKX stockholders at the closing of the Merger will be reduced to a fixed price of $12.00 per share in cash.  As a result of the Fourth Amendment, there will be no adjustment to the cash purchase price tied to the trading price of the common stock of FX Real Estate and Entertainment Inc.

As a condition to the Merger, holders of at least 73% of the issued and outstanding shares of CKX’s common stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, voting as a single class, must vote their shares for the adoption of the Merger Agreement, as amended, and approval of the Merger.

The “outside date” for completion of the Merger has been extended to October 31, 2008.

If the Merger Agreement, as amended, is terminated by CKX because Parent or Merger Sub has failed to consummate the Merger by October 31, 2008, or there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub, which would cause any of the reciprocal closing conditions or CKX’s related closing conditions not to be satisfied by October 31, 2008 or there has been a material breach of the Management Cooperation Agreement, as defined below, by Mr. Sillerman or any of his affiliates who are parties to that agreement, then Parent must pay CKX promptly following such termination, a termination fee of $37,500,000, up to $37,000,000 of which is payable at the option of Parent in common stock of CKX valued at $11.08 per share.  The remaining $500,000 must be paid in cash.  If the Merger Agreement is terminated by Parent as a result of a breach of any of CKX’s representations, warranties, covenants or agreements which would cause any of the reciprocal closing conditions or the related closing conditions of Parent or Merger Sub not to be satisfied by October 31, 2008, or as a result of a “material adverse effect” on CKX, Parent must pay CKX promptly following such termination, a termination fee of $10,000,000 payable at the option of Parent in common stock of CKX valued at

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 12 of 18

a price of $11.08 per share.  The terms of the Merger Agreement, as amended, do not provide for the payment of any termination fees or expense reimbursement fees by CKX upon termination of the Merger Agreement for any reason.

The Fourth Amendment includes a third “go shop” period, during which CKX, at the direction of the Special Committee, is permitted to solicit competing proposals, terminate the Merger Agreement and enter into an alternative agreement with respect to a “superior proposal” (defined as an offer that the Board of Directors, acting through the Special Committee, deems more favorable, from a financial point of view, to CKX’s stockholders than the transactions contemplated by the Merger Agreement), as discussed above, without the payment of any termination fees or expense reimbursement fees to Parent.  Houlihan, Lokey, Howard & Zukin, Inc. (“Houlihan Lokey”) will conduct the solicitation of competing proposals on behalf of CKX during such “go-shop” period, under the direction of the Special Committee.  Following the “go shop” period, CKX will once again become subject to a “no shop” restriction on its ability to solicit third-party acquisition proposals or engage in discussions or negotiations with respect to such proposals (other than proposals from parties that submitted a written indication of interest during the “go shop” period that the Board of Directors, acting through the Special Committee, believes could result in a “superior proposal”).  The third “go shop” period will expire on the earlier of July 26, 2008, or the date that is 15 days prior to the scheduled date of the special meeting of CKX’s stockholders, provided that in no event will this “go shop” period expire prior to July 11, 2008 and the stockholder meeting will not be held prior to the expiration of this third “go shop” period.

In connection with the Merger Agreement, as amended, CKX and certain stockholders of CKX, including the Founders, entered into a Management Cooperation Agreement (the “Management Cooperation Agreement”), dated as of June 1, 2007, as amended July 18, 2007, September 27, 2007 and May 27, 2008.  In connection with the Fourth Amendment, the parties to the Management Cooperation Agreement entered into Amendment No.3 to the Management Cooperation Agreement (the “MCA Amendment”).  Under the terms of the MCA Amendment, the Founders and certain other members of senior management of CKX have agreed that in the event that CKX receives a “superior proposal” providing for cash consideration in excess of $12.00 per share, the stockholders party to the Management Cooperation Agreement will waive their rights to receive their share of consideration in excess of $12.00 per share as described below.  The parties agreed that any such excess consideration shall be paid to the holders of CKX’s common stock, other than the stockholders party to the Management Cooperation Agreement, until the amount of the consideration payable to such stockholders per share of common stock under the alternative agreement plus the amount of such excess consideration per share of common stock so paid equals $13.25.  Once the non-affiliated stockholders receive total proceeds of $13.25 per share, any remaining amounts of such excess consideration will be paid to all of the holders of CKX’s common stock, including the stockholders party to the Management Cooperation Agreement, pro rata based on all of the shares of common stock held.

CKX’s Board of Directors, acting upon the unanimous recommendation of the Special Committee, has (with the Founders and Ms. Presley abstaining) unanimously approved the Fourth Amendment and recommended that CKX’s stockholders adopt the Merger Agreement, as amended, and approve the Merger.  The Special Committee engaged Houlihan Lokey to serve as independent financial advisor to the Special Committee.  On May 27, 2008 Houlihan Lokey delivered an opinion to the Special Committee and the Board of Directors that as of the date of the opinion, the revised consideration to be received by holders of CKX’s common stock in the Merger is fair from a financial point of view to such holders (other than holders of common stock that are affiliated with Parent).

The foregoing summaries of the Fourth Amendment and the MCA Amendment, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Fourth Amendment and the MCA Amendment, the Merger Agreement and the other amendments thereto, and the Management Cooperation Agreement and the other amendments thereto, which are attached as exhibits hereto and are incorporated in this Item 4 by reference.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Amendment No. 4 is hereby amended and restated in its entirety as follows:

Sillerman

(a) Sillerman beneficially owns (i) directly 26,816,269 shares of Common Stock and (ii) indirectly 5,048,209 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership owned by Sillerman and a trust for the benefit of Sillerman’s descendants; (B) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade; and  (C) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse), which in the aggregate represents approximately 32.21% of the Common Stock of the Company based on 97,434,979 shares of Common Stock outstanding on May 8, 2008.

(b) Sillerman has sole voting power and sole dispositive power with respect to 26,816,269 shares of Common Stock and has shared voting

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 13 of 18

power and shared dispositive power with respect to 5,048,209 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership controlled by Sillerman and a trust for the benefit of Sillerman’s descendants; (B) 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade; and (C) 1,000,0000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse).

(c) Sillerman has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Sillerman.

(e) Not applicable.

Capital Holdings

(a) Capital Holdings beneficially owns directly 2,556,392 shares of Common Stock, which in the aggregate represents approximately 2.62% of the Common Stock of the Issuer based on 97,434,979 shares of Common Stock outstanding on May 8, 2008.

(b) Capital Holdings has shared voting power and shared dispositive power with respect to 2,556,392 shares of Common Stock.

(c) Capital Holdings has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Capital Holdings.

(e) Not applicable.

 Fuller

(a) Fuller beneficially owns (i) directly 1,707,315 shares of Common Stock and, (ii) indirectly 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade, which in the aggregate represents approximately 3.23% of the Common Stock of the Issuer based on 97,434,979 shares of Common Stock outstanding on May 8, 2008.  Fuller is a shareholder, director and officer of Parent.

(b) Fuller has sole voting power and sole dispositive power with respect to 1,707,315 shares of Common Stock.  Fuller has shared voting power and shared dispositive power with respect to 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares of Series B Convertible Preferred Stock of CKX, Inc. that are subject to an option agreement entered into by Parent and Promenade.

(c) Fuller has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Fuller.

(e) Not applicable.

 Parent

(a) Parent beneficially owns directly, as of May 27, 2008, 1,491,817 shares of Common Stock, which in the aggregate represents approximately 1.53% of the Common Stock of the Issuer based on 97,434,979 shares of Common Stock outstanding on May 8, 2008.

(b) Parent has sole voting power and sole dispositive power with respect to 1,491,817 shares of Common Stock issuable upon conversion of 1,491,817 shares Series B Convertible Preferred Stock of the Company that are subject to an option agreement entered into by Parent and Promenade.

(c) Parent has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 14 of 18

direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Parent.

(e) Not applicable.

 Tomorrow

(a) Tomorrow beneficially owns directly 3,000,000 of Common Stock, which in the aggregate represents approximately 3.08% of the Common Stock of the Issuer based on 97,434,979 shares of Common Stock outstanding on May 8, 2008.

(b) Tomorrow has sole voting power and sole dispositive power with respect to 3,000,000 shares of Common Stock.  There are three directors of Tomorrow.

(c) Tomorrow has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Tomorrow.

(e) Not applicable.

Sillerman disclaims beneficial ownership of (i) the shares of Common Stock held of record by Tomorrow, to the extent he may be deemed to have an interest in such shares through his position as a founder and director of Tomorrow, (ii) all shares of Common Stock and Series B Convertible Stock held of record by Promenade, (iii) all shares of Common Stock held of record by Parent, and (iv) all shares of Common Stock held of record by Fuller.  Sillerman, by reporting beneficial ownership of the 1,000,000 shares of Common Stock owned of record by his wife, Laura Baudo Sillerman, does not admit that he is a beneficial owner for any other purpose.

Fuller disclaims beneficial ownership of (i) all shares of Common Stock and Series B Convertible Stock held of record by Promenade, (ii) all shares of Common Stock held of record by Parent, (iii) all shares of Common Stock held of record by Sillerman, and (iv) all shares of Common Sock held of record by Capital Holdings.

Except as disclosed in this Item 5 and Item 4, as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls each such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.

By virtue of the relationships among the Reporting Persons, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act, and each Reporting Person may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons.  Neither the filing of this Schedule 13D, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares of any other Reporting Person referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose.  Each Reporting Person also disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person.

Except as described herein and as previously described in this Item 5 and in Item 4 above, no transactions in Common Stock have been effected by the Reporting Persons during the last 60 days.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Amendment No. 5 is hereby amended and supplemented with the following disclosure:

Item 3 contains a description of the equity and debt financing and such information is incorporated herein by reference.

Item 4 contains a description of the Fourth Amendment to the Merger Agreement and such information is incorporated herein by reference.

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 15 of 18

Item 4 contains a description of the MCA Amendment and such information is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 of Amendment No. 5  is amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement between RFX and Sillerman, dated December 23, 2004. (1)
Exhibit 2	Joint Filing Agreement between Sillerman, the Partnership, Tytel and Slater, dated February 7, 2005. (2)
Exhibit 3	Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders. (2)
Exhibit 3	Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders. (2)
Exhibit 4	Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders. (2)
Exhibit 5	Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders. (2)
Exhibit 6	Contribution and Exchange Agreement, dated as of December 15, 2004, between the Issuer, The Promenade Trust and RFX. (2)
Exhibit 7	Amendment to the Contribution and Exchange Agreement, dated as of February 7, 2005, between the Issuer, The Promenade Trust and RFX. (2)
Exhibit 8	Form of Common Stock Purchase Warrant, dated as of February 7, 2005, issued to the Reporting Persons. (2)
Exhibit 9	Stock Pledge Agreement, dated as of February 7, 2005, by and among RFX, Ronald S. Boreta, John Boreta and Boreta Enterprises, Ltd. (2)
Exhibit 10	Power of Attorney from Sillerman. (2)
Exhibit 11	Power of Attorney from the Partnership. (2)
Exhibit 12	Power of Attorney from Slater. (2)
Exhibit 13	Power of Attorney from Benson. (2)
Exhibit 14	Joint Filing Agreement between Sillerman and the Partnership, dated January 4, 2006. (3)
Exhibit 15	Joint Filing Agreement and Power of Attorney between Sillerman, the Partnership, Capital Holdings and Fuller, dated as of June 5, 2006. (4)
Exhibit 16	Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (4)
Exhibit 17	Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 16 of 18

set forth on Schedule I thereto. (4)
Exhibit 18	Membership Interest Purchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., and Flag Luxury Properties, LLC. (4)
Exhibit 19	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos. (4)
Exhibit 20	Consent and Agreement to Joint Filing. (5)
Exhibit 21	Letter Agreement, dated June 1, 2007, between 19X, Inc. and the Promenade Trust. (5)
Exhibit 22	Letter Agreement, dated June 1, 2007, between 19X, Inc., Simon Robert Fuller and Robert F.X. Sillerman. (5)
Exhibit 23	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding the forward sale of 3,000,000 shares of Common Stock. (5)
Exhibit 24	Equity Derivatives Letter Agreement, dated July 18, 2007, between the Tomorrow Foundation and Bear, Stearns International Limited regarding a put with respect to 3,000,000 shares of Common Stock. (5)
Exhibit 25	Guaranty, dated as of July 18, 2007, by Robert F.X. Sillerman in favor of Bear, Sterns International Limited. (5)
Exhibit 26
Amendment, dated July 18, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement. (5)

Exhibit 27
Debt Commitment and Engagement Letter, dated November 7, 2007 from Credit Suisse, Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc., addressed to 19X, Inc. (the “Debt Commitment and Engagement Letter”) (6)

Exhibit 28	Sillerman Commitment Letter, dated November 7, 2007 from Robert F.X. Sillerman, addressed to 19X, Inc. (the “Sillerman Commitment Letter”) (6)
Exhibit 29	Huff Letter, dated November 6, 2007 from The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P., addressed to Robert F.X. Sillerman and 19X, Inc. (the “Huff Letter”) (6)
Exhibit 30
Amendment No. 1, dated as of August 1, 2007, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex B of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008)

Exhibit 31
Amendment No. 2, dated as of September 27, 2007, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex C of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008)

Exhibit 32
Amendment No. 3, dated as of January 23, 2008, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex D of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008)

CUSIP No. 12562M106	SCHEDULE 13D/A	Page 17 of 18

Exhibit 33
Amendment No. 4, dated as of May 27, 2008, to Agreement and Plan of Merger, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Annex E of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008)

Exhibit 34
Amendment No. 2, dated as of September 27, 2007, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement (incorporated herein by reference to Annex J of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008)

Exhibit 35
Amendment No. 3, dated May 27, 2008, to the Management Cooperation Agreement, dated June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I to the Management Cooperation Agreement (incorporated herein by reference to Annex K of the preliminary proxy statement on Schedule 14A filed by CKX, Inc. with the Securities and Exchange Commission on May 27, 2008)

Exhibit 36
Letter, dated May 12, 2008, amending the Debt Commitment and Engagement Letter (incorporated herein by reference to Exhibit (b)(ii) of CKX, Inc.’s Schedule 13E-3, filed with the Securities and Exchange Commission on May 27, 2008).

Exhibit 37
Letter, dated May 12, 2008, amending the Sillerman Commitment Letter(incorporated herein by reference to Exhibit (d)(11) of CKX, Inc.’s Schedule 13E-3, filed with the Securities and Exchange Commission on May 27, 2008).

Exhibit 38	Letter, dated May 27, 2008, amending the Huff Letter.

(1) Previously filed with the SEC with the Original 13D.

(2) Previously filed with the SEC with Amendment No. 1.

(3) Previously filed with the SEC with Amendment No. 2.

(4) Previously filed with the SEC with Amendment No. 3.

(5) Previously filed with the SEC with Amendment No. 4.

(6) Previously filed with the SEC with Amendment No. 5.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT F.X. SILLERMAN

Date: May 30, 2008	/s/ Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.
/s/ Robert F.X. Sillerman
Date: May 30, 2008	By: Robert F.X. Sillerman, as President of Sillerman Capital Holding, Inc.
Its: General Partner

SIMON FULLER

Date: May 30, 2008	/s/ Simon Fuller

19X, INC.
/s/ Simon Fuller
Date: May 30, 2008	By: Simon Fuller
Its: Chief Executive Officer

THE TOMORROW FOUNDATION
/s/ Robert F.X. Sillerman
Date: May 30, 2008	By: Robert F.X. Sillerman
Its: Vice President